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Section

FEB 25 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 66947

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CENTENIUM ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE, SUITE 2216
(No. And Street)

NEW YORK,	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL J. WEISSMAN (212) 661-9753
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mn

OATH OR AFFIRMATION

I, PAUL J. WEISSMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CENTENIUM ADVISORS LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COURTNEY SCARBOROUGH
Notary Public-State of New York
No. 01SC6182716
Qualified in Kings County
Commission Expires March 3, 2012

Courtney Scarborough
Notary Public

Signature

PRESIDENT & CCO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Centenium Advisors, LLC:

We have audited the accompanying statement of financial condition of Centenium Advisors, LLC (the "Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Centenium Advisors, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 14, 2011

CENTENIUM ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$ 733,845
Fees receivable	1,902,234
Fixed assets (net of accumulated depreciation of $58,758)	22,273
Prepaid expenses	19,114
Security deposits	36,901
TOTAL ASSETS	$ 2,714,367

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accrued expenses and other payables	$ 76,402
Deferred taxes payable	74,300
TOTAL LIABILITIES	150,702
Members' capital	2,563,665
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 2,714,367

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Centenium Advisors, LLC (the "Company"), a New York limited liability company, is registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with the U.S. Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was formed on April 5, 2005 and became a FINRA member on October 26, 2005.

The Company's securities business is limited to acting as a third-party selling agent or "finder" for private collective investment vehicles (individually a "Fund", and, collectively, the "Funds"). Interested investors purchase and sell interests in a Fund directly from or to the issuer thereof, and, therefore, the Company does not intend to effect the private placement of securities. The Company is compensated for such activity on a fully disclosed basis by receiving, from a Fund, a referral fee consisting of a portion of the fees generated by investors introduced to such Fund by the Company.

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures bears no material effect on the financial statements as presented.

NOTE 2. INCOME TAXES

No provision for federal and state income taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss.

The Company is liable for New York City Unincorporated Business Tax on its business operations. The Company is on the cash basis for income tax purposes. The primary timing difference that created the deferred taxes is the collection of fees.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of its aggregate indebtedness. At December 31, 2010, the Company had net capital of $657,443 and $652,349 of excess net capital.

NOTE 4. COMMITMENTS

An operating lease for office facilities at 420 Lexington Avenue was entered into on March 15, 2007 and expires on March 31, 2012. The first two months of rent under the lease have been abated and will be amortized over the life of the lease. The leases are subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses.

At December 31, 2010, future minimum rental payments were as follows:

Year	Amount
2011	$ 95,394
2012	23,966
Total	$ 119,360

NOTE 5. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 14, 2011, which is the date the financial statements were available to be issued. For the period from January 1, 2011 through February 14, 2011, there were capital withdrawals of $24,000.

CENTENIUM ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

PUBLIC